

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2014

Via E-mail
Curtis Fairbrother
Chief Executive Officer
Acology, Inc.
912 Maertin Lane
Fullerton, VA 92831

> Re: **Acology, Inc. (f/k/a Pinecrest Investment Group, Inc.)**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 3, 2014**
> **File No. 333-195866**

Dear Mr. Fairbrother:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

General

1. We note your response to comment one of our letter dated June 23, 2014. However, we note that in discussing the definition of a blank check company in the adopting release for Rule 419, the Commission stated that it would "scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419." See Release No. 33-6932. While we note your statement that you currently have a business, we continue to believe that you should state prominently on the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering. Please revise your prospectus accordingly.

2. We note your response to comment two of our letter dated June 23, 2014. We concur that Securities Act Rule 405 defines registrant as "the issuer of the securities for which the registration statement is filed," however, we note that your disclosure states that you were a shell company immediately prior to the merger. However, immediately prior to the merger, you were not an "issuer of . . . securities for which a registration statement is filed." Therefore, we do not agree that you were a shell company as defined by Rule 405 at that time. Please remove the disclosure stating that you were a shell company as that term is defined in Rule 405. We will not object if you revise your disclosure to state that you were a non-reporting shell company.

Curtis Fairbrother
Acology, Inc.
July 15, 2014
Page 2

<u>Prospectus Cover Page</u>

3. We note your response to comment six of our letter dated June 23, 2014. While we
    understand that other registration statements may contain similar language, we reissue our
    comment that you remove the disclosure advising investors that information is accurate only
    as the date of the prospectus regardless of the time of delivery of the prospectus or any sale
    of the common stock. Information that is conveyed after the time of sale or contract of sale
    is not taken into account for purposes of section 12(a)(2) or 17(a)(2) of the Securities Act.
    Please see Securities Act Rule 159.

<u>Description of Business, page 22</u>

<u>General</u>

4. We note your response to comment 17 of our letter dated June 23, 2014 and your statement
    that you do not know what portion of sales is attributable to persons who use the Medtainer
    for marijuana-related use. However, based on a review of your website and of the website
    for your sole distributor, IGreen Planet Store, Ltd., it seems apparent that you specifically
    market the Medtainer for marijuana-related use. We note in particular your advertisements in
    various marijuana-related publications, the marijuana-related names of the Medtainers for
    sale on your website, and the general reviews discussing the use of the Medtainer for storing
    and shredding marijuana. In addition, we do not see that the Medtainer is marketed toward
    any other particular market aside from marijuana. Although you may not know the exact
    amount of your revenue that is attributable to persons who use the Medtainer for marijuana-
    related use, it seems apparent that the primary intended use of the product is marijuana-
    related. Please revise your disclosure to reflect that your general marketing is targeted
    toward marijuana users and your intended market for the Medtainer is marijuana users.

<u>Sales and Distribution, page 24</u>

5. We note your response to comment 24 of our letter dated June 23, 2014. However, it does
    not appear that you have corrected your website address. Please revise the website address
    for your corporate website so that it reads "www.acologyinc.com" instead of
    www.acolyginc.com.

<u>Undertakings, page 62</u>

6. Please include the undertaking in Item 512(a)(5)(ii) of Regulation S-K.

7. Please delete the undertaking in Item 512(b) of Regulation S-K as it is not applicable.

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.

Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Barry J. Miller, Esq. (*via E-mail*)